Horwitz & Cron	Four Venture Plaza Suite 390 Irvine, California 92618
Telephone: 949 . 450 . 4942 Facsimile: 949 . 453 . 8774

~ Via Federal Express ~

February 18, 2005

United States Securities and Exchange Commission
Attn:  H. Christopher Owings, Assistant Director
               Office of Small Business
Mail Stop 0308
Washington, D.C. 20549

RE:	REED’S, INC., a Delaware corporation
Registration Statement on Form SB-2
SEC File No.: 333-120451 ~ Filed November 12, 2004

Dear Mr. Reynolds:

This correspondence is in response to the comment letter of the United States Securities and Exchange Commission (the “Commission”) dated December 10, 2004 directed to the Issuer, REED’S, INC., a Delaware corporation (the “Company”). We have underlined each of the Comments of the Commission for ease of reference and now respond as follows:

1.     Please tell us what consideration you have given to naming Mr.. Sharma as an ''underwriter'' within the meaning the federal securities laws. As such, he appears to be engaged in the distribution of shares in this offering. We note in this regard that he is both one of your directors and a registered broker-dealer affiliated with your selling agent, Brookstreet. In fact, we note that Mr. Sharma will receive a substantial amount of the commissions and fees you will pay to Brookstreet as part of this offering. If Mr. Sharma is an underwriter, then he must be named as such on the prospectus cover page, in the Plan of Distribution, and elsewhere as appropriate.

Mr. Sharma is not an underwriter within the meaning of federal securities laws. While Mr. Sharma will be extensively involved in the offering, Section 2(11) expressly excludes from the definition of an underwriter: “a person whose interest is limited to a commission from an underwriter or dealer not in excess of the usual and customary distributor’s or selling commission.” Mr. Sharma is only receiving a portion of the commission to be paid to Brookstreet and as a result he would not be considered an underwriter. Mr. Sharma will be operating pursuant to the terms of the Underwriting Agreement between Brookstreet and the Company. Characterizing Mr. Sharma as an underwriter would not only be inaccurate, but it would not provide any additional information necessary to make a fully informed investment decision. The Registration Statement contains an extensive discussion regarding Brookstreet’s obligations and intentions regarding its role as the underwriter in the subject offering.

Horwitz & Cron

United States Securities and Exchange Commission
Attn: H. Christopher Owings, Assistant Director ~ Office of Small Business
Responsive Letter of February 18, 2005 to SEC Comments
RE:  REED’S, INC., a Delaware corporation
    Registration Statement on Form SB-2
    SEC File No.: 333-120451 ~ Filed November 12, 2004

Mr. Sharma’s actions will be no more than what would be expected from a broker extensively involved in any public offering.

2.     We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range. Please note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. [appropriate changes are found on the Cover Pages and throughout the document]

In this regard, we note you have assumed an offering price of $4.00 per share in certain sections such as the Use of Proceeds and Dilution sections. Other sections such as the Capitalization as of June 30, 2004 were -not fully updated to consider an offering price of $4.00.

In response to this Comment, we have revised the Registration Statement to fill in all spaces left blank and anticipate that the initial offering price will be $4.00 per share. We have revised the Registration Statement accordingly.
We note that you have not filed a number of key exhibits, including the selling agent agreement, various loan agreements, and the legality opinion. Please file these exhibits with your next amendment, as we will need time to adequately review them. We also may have further comment with respect to prospectus disclosure after reviewing the exhibits. [All missing exhibits are being gathered; please refer to the EXHIBIT INDEX on Page II-7 for a complete reckoning of current exhibit status.]
3.
In response to this Comment, the following is a complete listing of the Exhibits we have filed, or will be filing herewith:

Ready to Send / Sent	Code	Description of Exhibit	Status
Yes/Yes	10.9	Robert T. Reed Sr. 1991 loan 94,000 agreement	New Exhibit
Yes/Yes	10.10	Robert T. Reed Sr. 1999 loan 250,000 agreement	New Exhibit
Yes/Yes	10.11	Robert T. Reed Sr. 2003 loan 50,000 agreement	New Exhibit
Yes/Yes	10.12	Robert T. Reed Jr. co-sign Merrill agreement	New Exhibit
Yes/Yes	4.4	Convertible Promissory Note issued to investors	Existing Exhibit
Yes/Yes	10.1	Virgil’s Purchase Agreement	Existing Exhibit
Yes/Yes	10.3	Loan Agreement - purchase of brewery	Existing Exhibit
Yes/Yes	10.4	Loan Agreement - building improvement	Existing Exhibit
Yes/Yes	10.5	Loan Agreement - bay business	Existing Exhibit
Yes/Yes	10.7	Revised promotional shares lock-up	Existing Exhibit

Horwitz & Cron

United States Securities and Exchange Commission
Attn: H. Christopher Owings, Assistant Director ~ Office of Small Business
Responsive Letter of February 18, 2005 to SEC Comments
RE:  REED’S, INC., a Delaware corporation
    Registration Statement on Form SB-2
    SEC File No.: 333-120451 ~ Filed November 12, 2004

Yes/Yes	10.8	Loan Agreement - bay business, September 28, 2004	Existing Exhibit
Yes/Yes	4.5	Revision to Exhibit 4.4 to extend notes	New Exhibit
No	10.13	Sharma and Brookstreet Agreement	New Exhibit
Ready to Send / Sent	Code	Description of Exhibit	Status
No	1.2	Selling Agent Agreement	New Exhibit
No	23.2	Lawyer consent letter	New Exhibit
Yes/Yes	10.14	Sharma’s Loan Agreement	New Exhibit

Registration Statement Cover Page

4.     Add a sentence and a checked box indicating that the securities are being offered on a delayed or continuous basis pursuant to Rule 415. See, for example, interpretation D.36 of the Manual of Publicly Available Telephone Interpretations (July 1997) and Form S- I to review the disclosure that you should include. [Responsive changes are found on the Cover Page.]

In response to this Comment, we have provided this sentence.

Prospectus Cover Page

We may have contingent liabilities resulting from our recent issuance of common stock

5.     Please revise the second full paragraph to divide it into two paragraphs: one addressing the offering itself and the other addressing the lack of a market for your shares. The latter paragraph also should highlight that, due to the lack of trading market, purchasers in this offering are receiving an illiquid security. [Responsive changes are found on the Cover Pages i and ii.]

In response to this Comment, we have inserted the following as a new third paragraph on the Prospectus Cover page:

“There is no current public market for our shares and there is no assurance that a public market for our shares will ever develop. In the event a public market for our shares does not develop, then purchasers in this offering may be unable to sell the shares for an extended period of time.”

6.     Your use of fully justified margins impedes readability. Please revise throughout to use only a left-justified margin [Global formatting changes are marked on the cover page and page one of each section of the document]

In response to this Comment, we have revised the Registration Statement accordingly.

Horwitz & Cron

United States Securities and Exchange Commission
Attn: H. Christopher Owings, Assistant Director ~ Office of Small Business
Responsive Letter of February 18, 2005 to SEC Comments
RE:  REED’S, INC., a Delaware corporation
    Registration Statement on Form SB-2
    SEC File No.: 333-120451 ~ Filed November 12, 2004

Table of Contents

7.     the outside back cover page of the prospectus, advise dealers of their prospectus delivery obligation, pursuant to Item 502(b) of Regulation S-B.

In response to this Comment, we have inserted language in compliance with Item 502(b).

Prospectus Summary, page 1

8.     Since your summary must provide a brief, but not incomplete, overview of the key aspects of the offering, delete the statement that the ''summary is not complete.'' If necessary, provide additional material information in a concise manner to make the summary complete [Responsive change is on Page 1.]

In response to this Comment, we have deleted the reference to the summary not being complete. We believe that our response to Comment number 9 below provides expanded disclosure for this summary section.

9.     We remind you that a summary should provide a brief overview of you in a balanced manner. In this regard, please add disclosure about the following in your core summary: [Responsive change is on Page 1.]

Disclose that you have significant net losses, and state the amount for the most recent audited and interim periods. Also, disclose if accurate that you have an expectation of continued significant losses and inadequate cash from operations to cover operating and net losses. [Responsive change is on Page 1 & 2.]

State the percentage of your common stock being offered in this prospectus. Also indicate that the Reed family will hold % of your shares, and as a -result will exercise control over your direction. [Responsive change is on Page 1.]

Explain that your shares currently are not traded on any market or exchange, and briefly explain how this impacts share liquidity. Briefly explain what is required to list your shares on an exchange or become quoted on a market. State the percentage of Your total sales revenues you derive from your products being sold at supermarkets and also at specialty stores. These are only examples. Revise accordingly. [Responsive change is on Page 1 & 2.]

Horwitz & Cron

United States Securities and Exchange Commission
Attn: H. Christopher Owings, Assistant Director ~ Office of Small Business
Responsive Letter of February 18, 2005 to SEC Comments
RE:  REED’S, INC., a Delaware corporation
    Registration Statement on Form SB-2
    SEC File No.: 333-120451 ~ Filed November 12, 2004

In response to this Comment, we have inserted the following disclosure in the Summary section:

“We believe that the proceeds of this offering may greatly accelerate the success of this business strategy by providing working capital to finance an expanded sales and distribution network….

We currently rely upon one customer for between 10-15% of our aggregate gross revenues. If we were to lose this customer, our operations would be materially effected. …

“This offering is a best efforts offering through our underwriter, Brookstreet Securities Corporation. While there is no assurance, our underwriter currently intends to apply for quotation of our common stock upon the Over the Counter Bulletin Board (“OTCBB”) quotation system. This will require that we complete certain filings and disclosures of information to the National Association of Securities Dealers and to the OTCBB itself. Our shares are currently not traded on the public securities markets and even if our shares of common stock become quoted on the OTCBB, there is no assurance that an active public market for our shares of stock will be established.”

10.   Further, in the core summary, please briefly describe the type of offering you are conducting, and describe how the amount of proceeds raised will impact your ability to operate going forward. [Responsive change is on Page 1.]
Please see our response to Comment number 9 above.

Risk Factors
[Changes in response to Risk Factor Comments are found on Pages 3, 4, and 7.]
11.   Avoid risk factors that could apply to any company. Generic risk factors do not represent meaningful disclosure. Examples include:

• ''We face risks associated with product liability claims...,'' page 4. If you have a history of product recall, state the reason for the recall and the amount of resultant financial loss to you. Moreover, represent whether you carry commercial reasonable amount of insurance coverage to insulate yourself from product liability claims. However, you do not need to disclose the dollar amount of the insurance coverage you carry. Finally, state here that you do not maintain product recall insurance, as you disclose on page 22.

• ''We need to manage our growth page 5. Specify the nature of ''significant strain'' put upon your company by the growth you have experienced.

• ''Our ability to obtain needed additional financing..., page 6. Quantify your known short-term and long-term capital requirements and disclose the time when you anticipate you will need the additional capital.

Horwitz & Cron

United States Securities and Exchange Commission
Attn: H. Christopher Owings, Assistant Director ~ Office of Small Business
Responsive Letter of February 18, 2005 to SEC Comments
RE:  REED’S, INC., a Delaware corporation
    Registration Statement on Form SB-2
    SEC File No.: 333-120451 ~ Filed November 12, 2004

If you elect to retain these and other generic risk factors in your prospectus, you must clearly explain how they apply to your company, industry, offering, etc. Please revise accordingly throughout..

Rather then set forth all of our changes in this correspondence, we request that the examiner review the revisions to the Risk Factors section of the Registration Statement, which revisions have been made keeping in mind this Comment.

12.   Some of your risk factors are unduly vague. Please revise to include sufficient, specific information to assess the risk. Examples include:
[Changes in response to Risk Factor Comments are found on Pages 3, 4, and 7.]
• ''The loss of our third-party suppliers or service providers...,'' page 4; and ''The loss of our third-party distributors...,'' page 4. Tell us supplementally whether you have lost or foresee losing third-party suppliers, service Providers, or distributors, or have experienced problems in business relationship with them. If so, disclose the fact in the discussion under the following two risk factor captions.

There are multiple sources for our raw materials and for our packaging and bottling supplies. We believe that if any one of these sources were unable or refused to conduct business with us, that we would be successful in expeditiously identifying an alternative supplier.

• '''Increases in the cost of packaging for our products...,'' page 4. State the percentage of the total expenses on manufacturing that is spent on packaging your products. If your cost of packaging has increased substantially in the recent years, provide quantitative information on this trend.

We have deleted this Risk Factor as it does not apply to our operations.

• ''There is not yet a public trading market for our securities page 5. Please revise to more clearly articulate what you or market makers must do to create a trading market for your securities, and how long that process may take.

These are only examples, As a general matter, you should express your risk factors in more concrete tern-is with adequate, but not excessive, non-generic detail so that readers are able to clearly identify and assess the magnitude of the risk, Do not assume that investors will be able to decipher the risk..

In response to this Comment, please see the Risk Factors section of our Registration Statement.

Horwitz & Cron

United States Securities and Exchange Commission
Attn: H. Christopher Owings, Assistant Director ~ Office of Small Business
Responsive Letter of February 18, 2005 to SEC Comments
RE:  REED’S, INC., a Delaware corporation
    Registration Statement on Form SB-2
    SEC File No.: 333-120451 ~ Filed November 12, 2004

Forward-Looking Statements, page 8

13.   The safe harbor provided by the Private Securities Litigation Reform Act of 1995 for forward-looking statements is not available for an initial registration statement. In addition, such a safe harbor in not available for an initial public offering, pursuant to Section 27A(b)(2)(D) of the Securities Act and Section 2 1 E(b)(2)(D) of the Exchange Act. Delete references to Section 27A of the Securities Act, Section 21 E of the Exchange Act, and the Private Securities Litigation Reform Act of 1995 here and on page 14.

In response to this Comment, we have deleted all references to this safe harbor.

14.   In the last paragraph on page 9 you state that you are not responsible for the accuracy and completeness of any forward-looking statements. We remind you that are responsible for the accuracy and completeness of all contents of the registration statement. Revise.

In response to this Comment, we have deleted this statement.

Capitalization as of June 30, 2004, page 12 [Table is now on Page 10.]

15.   Please revise your ''As adjusted'' disclosure to reflect the 10%, 50% and 100% scenarios presented throughout your filing.
[Changes in compliance with this instruction can be found on Pages 5, 6, 8, 10, and 11.]
In response to this Comment, the document has been updated to reflect these changes.

16.   Please delete the line-item ''Other liabilities'' from the table. Only capitalization in the form of debt and equity should be included. [Page 10]

In response to this Comment, the document has been updated to reflect these changes.

Dilution, page 13 [Dilution is now on Page 11.]

17.   With respect to the two issuances of Series A Convertible Preferred Stock in October 2004 tell us what consideration was given to recognition of a beneficial conversion feature (BCF) under EITF 98-5. In this regard we note that the Series A Convertible Preferred Stock entitles the holder to convert into 4 shares of common stock. Based on a sale price of $10 per preferred share, the cost of each common share is $2.50. Based on the proposed offering price per common share of $4.00, it appears that the two transactions resulted in an intrinsic BCF of $1.50 per common share ($6.00 per Series A Convertible Preferred share). Please advise.

Horwitz & Cron

United States Securities and Exchange Commission
Attn: H. Christopher Owings, Assistant Director ~ Office of Small Business
Responsive Letter of February 18, 2005 to SEC Comments
RE:  REED’S, INC., a Delaware corporation
    Registration Statement on Form SB-2
    SEC File No.: 333-120451 ~ Filed November 12, 2004

The offering price of $4.00 per share and the conversion price of the Series A Convertible Preferred Stock of $2.50 were determined independently of one another and were determined at different times. Management does not believe the $4.00 offering price is the fair value of the common stock at the time the $2.50 conversion price was determined. The preferred stock conversion price was established on June 30, 2004, the date the preferred stockholders agreement was created by management, after discussion and negotiation with the potential preferred stockholders. The offering price is based on an offering date yet to be determined and is anticipating growth in the company from June 30, 2004 to the offering date and favorable market conditions at the time of offering.

EITF 98-5’s intent is to recognize BCF’s when convertible debt or convertible preferred stock is issued with conversion features which would provide for the holders of the convertible securities with an immediate profit upon conversion. The profit is determined by measuring the conversion price with the fair value of the common stock at the date commitment date. The Commitment date has been determined to be June 30, 2004 because this is the date the preferred stockholders agreement was created by management, after discussion and negotiation with the potential preferred stockholders.

Since the Company does not have a market price for its stock on the commitment date, determining fair value is dependent upon a number of subjective factors. Management believes the fair value of the Company’s common stock does not exceed the conversion price of $2.50. In fact, the $2.50 conversion price was reached through discussion and negotiation between management and the potential preferred stockholders. Therefore, management does not believe it has any BCF’s to record on the issuance of the convertible preferred stock as the conversion price approximates fair value for its stock.

Management also believes that the offering price of the stock will be based on the fair value of the stock at the time of the offering. Management expects revenue growth between June 30, 2004 and its offering date. This coupled with favorable market conditions at the time of the offering has influenced management to set the offering price at $4.00. Market conditions and actual growth may require management to revise its offering price.

Management’s Discussion and Analysis
[Changes in MD&A are on pages 13, 14, 15, 17, 18, & 19.]
Overview, page 14

18.   We note that you discuss certain trends and uncertainties that may affect your business or operations, factors such as the rise in freight costs and increase in demand for low-carbohydrate foods. Expand this section to discuss any other known material trends and uncertainties that will have or are reasonably likely to have a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. For example, if relevant, you may discuss the evolving trends in the nature of your competition and the consumer demands in the geographical markets where you compete, developments in the supermarket and health food store retail sales trends, any increased costs in the packaging and advertising for a consumer products manufacturer like you, and so on. In doing so, provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. In addition, discuss in reasonable detail: [Changes on Page 14.]

Horwitz & Cron

United States Securities and Exchange Commission
Attn: H. Christopher Owings, Assistant Director ~ Office of Small Business
Responsive Letter of February 18, 2005 to SEC Comments
RE:  REED’S, INC., a Delaware corporation
    Registration Statement on Form SB-2
    SEC File No.: 333-120451 ~ Filed November 12, 2004

• economic or industry-wide factors relevant to your company, and

• material opportunities, challenges and risks in short and long term and the actions you are taking to address them.

Please refer to SEC Release No. 33-8350.

In response to this Comment, we have updated the Management’s Discussion and Analysis section of the Registration Statement.

19.   State whether the Brewery has reduced production costs and freight costs associated with your West Coast sales since 2002, and provide relevant quantitative disclosure. [Chart inserted on Page 13.]

In response to this Comment, we have updated the Management’s Discussion and Analysis section of the Registration Statement.

Critical Account Policies, page 15

20.   You state that you evaluate your non-amortizing trademark license arid trademarks annually for impairment and ''the fair value is calculated by reviewing net sales of the various beverages and applying industry multiples.'' Please tell us the multiples you apply and how you determined that those multiples were representative of multiples used by marketplace participants.

The valuation multiple we use is 1.0. This is based on our experience of the value of brands that are being sold in the marketplace.

Nantucket Nectars sold for 1.6 multiple
Stewarts Root Beer sold for 1.7 multiple

Horwitz & Cron

United States Securities and Exchange Commission
Attn: H. Christopher Owings, Assistant Director ~ Office of Small Business
Responsive Letter of February 18, 2005 to SEC Comments
RE:  REED’S, INC., a Delaware corporation
    Registration Statement on Form SB-2
    SEC File No.: 333-120451 ~ Filed November 12, 2004

Mad River sold to Coke for 3.0
Snapple sold to Cadbury Schweppes for 1.5-1.6
Sobe sold to Pepsi for 1.6

Our own discussions with Venture and potential acquisition partners have had valuations in the range of 1.25 to 1.75 times the sales multiplier.

Results of Operations, page 18

21.   Discuss whether you expect revenues, operating expenses, etc. to increase, decrease, or remain constant, and explain why. Similarly, identify and discuss any industry trends or uncertainties that will impact your revenues, costs, etc. [Changes on Page 17-18.]

In response to this Comment, we have updated the Management’s Discussion and Analysis section of the Registration Statement.

22.   Delete the discussion of 2002 versus 2001 results of operations or include an audited 2001 statement of operations. [Change on page 17-18.]

In response to this Comment, we have deleted this subsection.

23.   Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify the extent to which each change contributed to the overall change in that line item, if practical. For example, you provide a list of the contributing factors for the decrease in gross margin through the first six months of 2004 but you do not quantify the extent to which each factor impacted gross margin. Also, you provide a list of contributing arid offsetting factors along with percentage changes for the increase in general and administrative expenses when comparing the year ended December 31, 2003 to the year ended December 31, 2002 however in the absence of quantification of the dollar amounts of the expenses to which you refer, the disclosure of percentage changes in individual cost items is not meaningful. See Item 303(b) of Regulation S-B. [Changes in Financial Pronouncements are on Page 16.]

In response to this Comment,

We have updated the document in response to this comment.

Horwitz & Cron

United States Securities and Exchange Commission
Attn: H. Christopher Owings, Assistant Director ~ Office of Small Business
Responsive Letter of February 18, 2005 to SEC Comments
RE:  REED’S, INC., a Delaware corporation
    Registration Statement on Form SB-2
    SEC File No.: 333-120451 ~ Filed November 12, 2004

Liquidity and Capital Resources, page 19

24.   You identify increases in receivables and inventory, offset by an increase in accounts payable as the primary drivers of the use of operating cash flow. Please expand your discussion to address the specific business reasons why these amounts fluctuated. In this regard it would be helpful to disclose the company's day’s sales outstanding, inventory turnover, or other metrics used by management to evaluate working capital. Such disclosure should be accompanied by an explanation and analysis of any material trends indicated by the data. Also, you attribute the increase in receivables to the increase in sales; however, the increase in receivables far outpaced the sales change on a percentage basis. Please revise to explain. [Changes on Page 18.]

In response to this Comment,

We have updated the document in response to this comment.

25.   Disclose the current status of your negotiations with the debt holders of 2001 regarding the extension of the maturity date of the loan. In addition, file the original and any subsequently revised version of the loan agreement as exhibits.

We have negotiated an extension of the due date of this debt. We have attached as Exhibits to the Registration Statement the extension documentation in response to this Comment.

Business

Founder’s Statement, page 23

26.   Revise to limit the statement to salient aspects of the offering or your business. Also, provide a balanced presentation of your operations in your letter by including risks and weaknesses in your business and this offering. The following is a partial list of examples of revisions you need to make. [Change marked on Page 20.]

• Delete statements about doing ''something that would be beneficial to the 11 deep respect for Mother Nature's remedies'' since these planet'' and having a statements do not add qualitatively to the disclosure in the filing;

Horwitz & Cron

United States Securities and Exchange Commission
Attn: H. Christopher Owings, Assistant Director ~ Office of Small Business
Responsive Letter of February 18, 2005 to SEC Comments
RE:  REED’S, INC., a Delaware corporation
    Registration Statement on Form SB-2
    SEC File No.: 333-120451 ~ Filed November 12, 2004

• Delete any unprovable statement such as many consumers of your products buy them ''for their range of benefits'' because ginger has ''healing properties;''

• Provide us third-party annotated documentary evidence substantiating your claim that your ginger ate recipe is from the ''log cabin days.''

In response to this Comment, we have deleted the Founder’s statement.

Recent Developments, page 24

27.   We note the caption of this sub-section. Please be advised that in disclosure documents ''Recent Developments'' typically denotes events that have occurred since the most recent audited or interim financial statements. Change the caption to reflect that you discuss the history and background of your company in this sub-section. [Change is on Page 20.]

In response to this Comment, we have changed the title of this subsection to “Historical Development.”

28.   Explain clearly what you mean by Reed's Ginger Brews reaching over 90% placement'' in natural food stores nationwide. If, by that statement, you mean that 90% of the natural food stores in this country carry your products, provide us the evidentiary basis of your claim. In addition, state your current ''placement'' percentage. [Change is on Page 21.]

In response to this Comment, we have altered the sentence to read:

“Reed’s Ginger Brews reached broad placement in natural foods stores nationwide.”

Industry Overview, page 25

29.   Provide us annotated copies of the relevant extracts published by the various industry associations to which you refer in this sub-section, as well as the information provided by SPINS. Moreover, provide similar documentation in support of the third-party medical studies cited at the bottom of page 25 and the trade statistics to which you refer on page 31. [Changes on Page 21]

In response to this Comment, we have revised this paragraph to read as follows:

“According to Spence Information Services (SPINS), which is the only sales information service catering to the natural food trade Reed’s Brews and Virgil’s Root Beer currently hold three of the top ten position based on dollar sales among all beverages in the natural foods industry with Reed’s Extra Ginger Brew holding the number 1 position in the chart.”

Horwitz & Cron

United States Securities and Exchange Commission
Attn: H. Christopher Owings, Assistant Director ~ Office of Small Business
Responsive Letter of February 18, 2005 to SEC Comments
RE:  REED’S, INC., a Delaware corporation
    Registration Statement on Form SB-2
    SEC File No.: 333-120451 ~ Filed November 12, 2004

Beverages, page 5

30.   We note several claims you make but do not find any disclosure providing their bases, The following is a partial list of examples of some of your claims for which you need to furnish validating materials or cautionary disclosure.

• On page 25, alert readers, if accurate, that the medical and therapeutic benefits of ginger have not been verified or confirmed by the Food and Drug Administration or any other government health agency. [Changes on Page 22]

In response to this Comment, we have inserted the suggested language.

• On page 26, tell us the reason underlying your belief that Reed's Ginger Brews are ''the only Widely distributed soft drink line'' in the world. If you cannot prove your claim with evidence, consider deleting it altogether. [Changes on Page 22]

In response to this Comment, we have deleted this sentence.

• On page 27, you discuss the origins of China Cola. Provide us the materials from which You have constructed the history. [Changes on Page 24]

In response to this Comment, we have revised this discussion and have deleted the historical claims.

• On page 30, you state that the Brewery is the first plant producing swing-lid bottled beverages in North America. Provide us evidence justifying your belief or consider deleting the claim. [Changes on Page 29]

In response to this Comment, we have altered the sentence to read:

“For example, to the best of our knowledge, ours is the first plant mass-producing swing-lid bottled soft drinks in North America.”

31.   On page 29, for the benefit of readers, provide the full form of the acronym GBH and briefly state its meaning. [changes on Page 28]

GBH was a typographical error that should have read rGBH/rBST. In response to this Comment, we have altered the sentence to read:

Horwitz & Cron

United States Securities and Exchange Commission
Attn: H. Christopher Owings, Assistant Director ~ Office of Small Business
Responsive Letter of February 18, 2005 to SEC Comments
RE:  REED’S, INC., a Delaware corporation
    Registration Statement on Form SB-2
    SEC File No.: 333-120451 ~ Filed November 12, 2004

“We make Reed’s Ginger Ice Creams with 100% natural ingredients, using the finest hormone-free cream and milk.”
32.   On page 30, identify the entities that co-pack for you Ginger Juice Brews in northern California and ice-creams in upstate New York. Tell us whether the contracts with these companies are material, and if so, file them as exhibits. [Changes on Page 26.]

In response to this Comment, we have revised this discussion as follows:

“Our Ginger Juice Brews are co-packed for us at H.A. Ryder in Northern California. We supply all the ingredients and packaging. The co-pack facility assembles our products and charges us a fee, by the case. Our ice creams are co-packed for us at a Ronnybrook Dairy in upstate New York. We supply all the flavor additions and packaging and the dairy supplies the ice cream base. The co-pack facility assembles our products and charges us a fee, by the unit produced for us. We have half-liter swing-lid bottles of our Virgil’s Root Beer line co-packed for us in Germany. The co-pack facility assembles our products and charges us a fee by the unit they produce for us. We do not have written contracts with H.A Ryder, Ronnybrook Dairy or the German co-pack facility.

The Company believes that the identity of its European co-packing facility should remain confidential for competitive reasons. We will disclose the identity of this facility to the Commission if it is deemed material. We do not believe that it is a material disclosure item.”

Distribution, Sales and Marketing, page 33

33.   When you discuss your marketing and sales strategies and initiatives, please provide quantitative disclosure wherever possible to help investors determine their financial effects and the extent of your success as a distributor. For illustrative purpose only, we provide the following couple of examples where you ran provide more useful detail in facts and figures to put the information presented in an appropriate context. On page 34, quantify the increase in sales of your products in the southern California market after you commenced direct distribution in January 2003. [Changes on Page 29]

In response to this Comment, we have inserted the following disclosure in this Section:

“Direct Sales and Distribution

In June 2003, we started Direct Sales and Distribution (DSD) to stores in southern California, using a direct hired sales team and Company owned delivery trucks. Our sales representatives work closely with our new route drivers and with distributors in areas farther away from our West Coast Brewery in Los Angeles. This effort has increased our product distribution. Early efforts are producing very encouraging results including placement in most of the supermarkets in southern California and other mainstream accounts.”

While we do not break out sales figures on a regional basis, we can reasonably estimate that Southern California sales traditionally represent about $1,000,000 per annum. The initial indication from our Southern California DSD team suggests that this amount will increase. The local effort is currently selling at about $50,000 per month end of year 2004 and end of year 2003 the sales were averaging around $15,000 per month. This is mostly new business and outside our existing markets.

Horwitz & Cron

United States Securities and Exchange Commission
Attn: H. Christopher Owings, Assistant Director ~ Office of Small Business
Responsive Letter of February 18, 2005 to SEC Comments
RE:  REED’S, INC., a Delaware corporation
    Registration Statement on Form SB-2
    SEC File No.: 333-120451 ~ Filed November 12, 2004

* On page 35, disclose the number of branded vending machines that you have placed and the main geographical markets where they are located. [Changes on Page 30.]

In response to this Comment, we have revised the Section to indicate that the branded vending machines are currently in development as follows:

“Our vending machines are currently in development; to date we have placed one vending machine in Malibu as a test.”

Competition, page 35

34.   Disclose your competitive position in the national New Age beverages market nationwide, to the extent known. For example, do your annual net sale or annual net revenue figures enable you to calculate your position? [Changes on Page 31]

In response to this Comment, we have inserted the following sentence:

“Our sales are less than 1%.of the over-all marketplace in the New Age Beverage Set.”

Management, page 38

35.   Disclose the business experience of Mr. Scheffer between September 2000 and May 2001. [Changes on Page 32.]

We have updated the disclosure to respond to this Comment.

36.   We note your summary compensation table only lists Christopher Reed as a named executive officer. Please provide us with your analysis as to why Item 402 does not require any other executive officer -- such as Eric Scheffer, Robert Reed, Robert Lyon or Judy Holloway Reed - to be listed in this summary compensation table. [Changes on Page 33.]

In response to this Comment, we have revised the table to include the compensation levels of each of the referenced individuals.

Horwitz & Cron

United States Securities and Exchange Commission
Attn: H. Christopher Owings, Assistant Director ~ Office of Small Business
Responsive Letter of February 18, 2005 to SEC Comments
RE:  REED’S, INC., a Delaware corporation
    Registration Statement on Form SB-2
    SEC File No.: 333-120451 ~ Filed November 12, 2004

Certain Relationships and Related Transactions, page 41

37.   Disclose whether the loan extended to Mr. Sharma bears any interest, and if so, state the percentage of interest and the accrued and unpaid interest so far on the principal. Additionally, disclose the precise nature of any services rendered by Mr. Sharma to the company apart from his duties as a director. [Changes on Pages 32 & 38.]

The following paragraphs have been inserted and the details of Mr. Sharma’s indebtedness has been transmitted as Exhibits:

At Page 38:

“Since January 2000 we have extended a line of credit to one of our consultants, Peter Sharma III who since June, 2004 also sits on our Board of Directors. The line of credit is interest free. In June 2005 a repayment schedule begins at $1000 per month that ends with a balloon payment for the remaining balance, due on December 31, 2007. As of September 30, 2004 the debit balance of the credit line was $99,197. From time to time we utilize Mr. Sharma’s consulting services, for which he has not levied a fee since October 2001. In addition, Mr. Sharma is a representative of the underwriter Brookstreet Securities Corporation and any compensation Mr. Sharma receives pursuant from this offering will be paid to him by the underwriter only.”

At Page 32:

“Peter Sharma III is a member of the Reed’s, Inc. Board of Directors since June 2004, and is a member of Brookstreet Securities Corporation, the underwriting firm for this stock offering. Peter was also a member of Blue Bay Capital, the selling agent for the stock offering from which we withdrew in March 2003. We have used Peter from time to time as a management, information technology, sales, product development, and marketing consultant since January 2000… “

38.   File all material agreements involving related party transactions as exhibits. If you do not file an agreement, explain to us why you do not regard that particular agreement to be material.

In response to this Comment, the Exhibits have been added.

Description of Our Securities, page 43

39.   You indicate in the first paragraph that you intend to issues Series A preferred stock during 2004. The Recent Sales of Unregistered Securities, however, indicates that you completed private placements of Series A preferred stock in October 2004. Please revise or advise. In particular, please tell us the status of the October 2004 private placements, such as whether they have been completed, or whether you have any other private placements anticipated in 2004. [Changes on Page 37.]

Horwitz & Cron

United States Securities and Exchange Commission
Attn: H. Christopher Owings, Assistant Director ~ Office of Small Business
Responsive Letter of February 18, 2005 to SEC Comments
RE:  REED’S, INC., a Delaware corporation
    Registration Statement on Form SB-2
    SEC File No.: 333-120451 ~ Filed November 12, 2004

We have clarified our disclosure to indicate that the 2004 Private Placement was completed on September 29, 2004. There will be no further Private Placements until completion of the present public offering.

Plan of Distribution, page 46 [Plan of Distribution is now on Pages 40-42.]

40.   Alert investors at the beginning of this section that there is currently no market for any of your shares, and that you cannot give any assurance that the shares offered will have a market value, or that they can be resold at the offered price if and when an active secondary market might develop, or that a public market for your securities may be sustained even if developed. [Changes on Page 40]

In response to this Comment, we have inserted the following first paragraph in this Section:

“There is no current market for our shares and there can be no assurance that a public market for our shares will ever develop. Further, there can be no assurance that in the event a public market for our shares were to develop that this market would be sustained over an extended period of time or that it would be of sufficient trading volume to allow ready liquidity to all investors in our shares.”

41.   In this regard, please provide comprehensive disclosure as to how and when you expect have your shares listed or traded. For example, if you anticipate being quoted on the OTC Bulletin Board, then disclose that a market maker must file an I application on your behalf in order to make a market for your common stock. Clarify how long this takes and whether you have engaged a market maker to apply for quotation on the OTC Bulletin Board on your behalf. Explain what effect quotation on the OTC Bulletin Board will have on your liquidity. [Changes on Page 41]

This section now contains the following paragraph in response to this comment:

“Market for Common Equity

Our underwriter, Brookstreet Securities Corporation, will be the sponsoring broker dealer of our application to commence quotation of our stock price. While there is no assurance, if we do obtain approval of this application, we anticipate initial trading on the OTCBB. The OTCBB is not a national securities exchange, and many companies have experienced limited liquidity when traded through this quotation system.”

42.   Explain clearly that under a ''best efforts, no minimum'' offering such as yours, there is no requirement that you sell a specified number of shares before the proceeds of the offering become available to you. Also, state that you may sell only a nominal amount of shares and receive minimal proceeds from this offering. You will not escrow any of the proceeds received from the sale of shares before the offering terminates. Upon acceptance of a subscription, the proceeds from that subscription will be immediately available for your use and the investor has no assurance that you will sell all or any part of the remaining shares offered in this transaction. Please revise accordingly. [Changes on Page 40]

Horwitz & Cron

United States Securities and Exchange Commission
Attn: H. Christopher Owings, Assistant Director ~ Office of Small Business
Responsive Letter of February 18, 2005 to SEC Comments
RE:  REED’S, INC., a Delaware corporation
    Registration Statement on Form SB-2
    SEC File No.: 333-120451 ~ Filed November 12, 2004

In response to this Comment, the second paragraph of this Section now reads as follows:

“We are offering to sell, on a best efforts basis, up to 2,000,000 newly issued shares of our common stock at a price of $4.00 per share. No minimum number of shares is required to be sold and as a result, we may only sell a nominal amount of shares under this offering. We will not escrow any of the proceeds received from the sale of shares before the offering terminates. Upon acceptance of a share purchase order, the proceeds from that order will be immediately available for our use and there is no assurance that we will sell all or any part of the remaining shares offered in this transaction.”

43.   State, if accurate, that you have the discretion to terminate the offering before the lapse of nine months from the day of effectiveness of the prospectus for whatever reason, Additionally, even though you do have the right to terminate the offering before nine months for any reason, if there are specific events that would probably trigger such a premature termination, please disclose those events. [Changes on Page 40]

We have inserted the following sentence in response to this comment:

Under our agreement with Brookstreet, we may terminate this offering at anytime, for any reason, after the declared effective date of this Registration Statement.

44.   We note on the cover page that the price per share is omitted, yet that it was arbitrarily determined. Please tell us with a view toward disclosure how you will determine the anticipated offering price. In particular, please consider whether any of these objective factors played or will play a factor in that determination:

• The funds you require to continue your expansion, as detailed in the Use of Proceeds;

• The equivalent price per common share as reflected in the October 2004 private placements of Series A preferred shares, which are convertible into common shares;

• The $4.00 threshold in the 2002 promotional share lock-in agreements. With respect to the latter bullet point, we note that other portions of the prospectus refers to an assumed offering price of $4.00 per share.

Horwitz & Cron

United States Securities and Exchange Commission
Attn: H. Christopher Owings, Assistant Director ~ Office of Small Business
Responsive Letter of February 18, 2005 to SEC Comments
RE:  REED’S, INC., a Delaware corporation
    Registration Statement on Form SB-2
    SEC File No.: 333-120451 ~ Filed November 12, 2004

The Company will use $4.00 per share throughout the document. The Company did not base this price upon its capital needs, but rather it is based initially upon the price which investors paid to the Company’s 2004 private offering, with a premium associated with the improved liquidity resulting from the subject private offering and the improved business prospects of the Company.

45.   Regulation M of the Exchange Act restricts certain activities of issuers and participants in a distribution of securities, such as stabilizing and short selling transactions. Provide a brief discussion on the requirements of Regulation M and how you and other relevant patties have ensured to comply with them. [Changes on Page 41.]

We have provided the following disclosure in response to this comment:

“We have advised all current shareholders of our company, our officers and directors regarding the requirements of Regulation M of the Securities Exchange Act of 1934. Regulation M regulates the following activities during a securities offering: (i) activities by distribution participants (e.g., underwriters, prospective underwriters, brokers and dealers) and their affiliated purchasers; (ii) activities by issuers or selling security holders and their affiliated purchasers; (iii) NASDAQ passive market making; (iv) stabilization activities; and (v) short selling in advance of a public offering. Regulation M also provides that the safe harbor of Rule 10b-18 under the Exchange Act is not available during the restricted period of a distribution.”

Offering Procedures, page 47

46.   We note that you will publish announcements of this offering on certain of your products and your website, and that you will mail and e-mail copies of the announcement to your stockholders, customers, and inquirers. Provide us supplementally copies of all announcements, written or otherwise, you have made or that you plan to make on your products and website, and by mail or e-mail regarding this offering. To the extent, that you have attached or intend to attach tags or notices to your products, or attach with them any audio or video materials, also provide us with copies of the text and any, graphics that appear on such products, and any recorded sound and visual material that you disseminate. Please be advised that these announcements and tags, and to the extent tags are attached to your products, all of the information on the products themselves, as well as any audio or video material accompanying the products, would constitute prospectuses under the Securities Act, unless they are limited to the information permitted by Rule 134 of the Securities Act. In this regard, we also note that announcements related to this offering may be published in other ''selected magazines.'' Identify the magazines through which you will announce your offering. We may have further comments after you provide us copies of the text and graphics of the announcements.

Horwitz & Cron

United States Securities and Exchange Commission
Attn: H. Christopher Owings, Assistant Director ~ Office of Small Business
Responsive Letter of February 18, 2005 to SEC Comments
RE:  REED’S, INC., a Delaware corporation
    Registration Statement on Form SB-2
    SEC File No.: 333-120451 ~ Filed November 12, 2004

The Company has not yet finalized the development of these announcements. We will provide you with copies of all such announcements prior to the effective date of the Registration Statement.

47.   Also, note that any announcement of the offer that you may have already made prior to filing the registration statement must be in compliance with Rule 135 of the Securities Act, We may have farther comments upon review of your materials.

We will endeavor to comply with Rule 135 in preparing such announcements and as indicated above, will provide you with copies of all such announcements prior to the effective date of the Registration Statement.

48.   Tell us specifically how the plan of distribution described in the second paragraph of the sub-section complies with Section 5 of the Securities Act. For example, tell us if and when you or Brookstreet plan to post an electronic prospectus and/or a share purchase agreement on either of your website. If so, tell us whether the electronic prospectus posted will be a preliminary Section 5(b) prospectus or a final Section 5(a)prospectus. In addition, elaborate in reasonable detail on the manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers; and the manner and timing of financing of an account and payment of the purchase price. Specifically, tell us if and when investors will be able to "execute" the purchase agreement and pay for the shares via the website, and what communications you or Brookstreet will make to investors. In addition, tell us how will you ensure that investors receive a final Section I 0(a) prospectus prior to, or at the same time as, the delivery of confirmation of sale. Since you may deliver confirmations via e-mail, tell us how you will obtain investors' consent to receiving confirmations through e-mail. For guidance on use of electronic media in an offering, refer to Securities Act Release 33-7233 (October 6, 1995), Securities Act Release 33-7289 (May 9, 1996), and Securities Act Release No. 33-7856 (April 28, 2000). We may have further comments.

Brookstreet does not plan to post an electronic prospectus and/or a share purchase agreement on its website.

49.   Tell us whether you or Brookstreet have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide Lis with a copy of any written agreement. Also provide us with copies of all information concerning your company or prospectus that has appeared on the third party's website, Again, if you subsequently enter into such arrangements, promptly supplement your response.

Horwitz & Cron

United States Securities and Exchange Commission
Attn: H. Christopher Owings, Assistant Director ~ Office of Small Business
Responsive Letter of February 18, 2005 to SEC Comments
RE:  REED’S, INC., a Delaware corporation
    Registration Statement on Form SB-2
    SEC File No.: 333-120451 ~ Filed November 12, 2004

Not applicable as the response to Comment number 48 above was in the negative.

Horwitz & Cron

United States Securities and Exchange Commission
Attn: H. Christopher Owings, Assistant Director ~ Office of Small Business
Responsive Letter of February 18, 2005 to SEC Comments
RE:  REED’S, INC., a Delaware corporation
    Registration Statement on Form SB-2
    SEC File No.: 333-120451 ~ Filed November 12, 2004

Lock-Up Agreements, page 47

50.   Please disclose how many shares are subject to the lock-up. Please also indicate any current intentions to release shares subject to the lock-up, and disclose what factors will be used in any determination to release those shares. Also, disclose and describe any exceptions to the lock-up.

In response to this Comment,

Security Holder	Quantity	Type of Security
Christopher J. Reed	3,200,000	shares
Robert T. Reed, Jr.	279,510	shares and options
Robert T. Reed, Sr.	262,500	options
Peter Sharma III	137,539	options
Joseph Grace	250,000	shares
Total	4,129,549	shares and options

(Detail of release terms is on the same page and in the Lock-in Agreements we filed as exhibits concurrent to transmitting this Correspondence.)

Lock-In of Promotional Shares, page 47

51.   Identify the agent in charge of the common stock subject to the escrow, In addition, amplify your statement that ''there is an argument that these agreements terminated and are not currently effective'' to explain fully its implications. Have you undertaken any discussion with the Reed family to cancel the agreements? Finally, file the promotional shares lock-in agreements as exhibits.

In response to this Comment, new Promotional shares Lock-in agreements have been signed with the appropriate people and the prospectus has been updated. This new agreement is also being filed as an Exhibit to the Registration Statement.

Item 26, Recent Sales of Unregistered Securities, page II-2

52.   Revise to more clearly identify the person(s) to whom securities were sold in the
October 2004 private placements. [Changes on Page II-2 and II-3.]

Horwitz & Cron

United States Securities and Exchange Commission
Attn: H. Christopher Owings, Assistant Director ~ Office of Small Business
Responsive Letter of February 18, 2005 to SEC Comments
RE:  REED’S, INC., a Delaware corporation
    Registration Statement on Form SB-2
    SEC File No.: 333-120451 ~ Filed November 12, 2004

Beginning in the second quarter of 2004, the Company conducted a private offering and raised $337,900 ($310,900, net of offering expenses) from the sale of 33,790 shares of Series A convertible preferred stock at a price of $10.00 per share. This offering was completed in October 2004, after the Company filed the Certificate of Designations creating the Series A convertible preferred stock with the Secretary of State of Delaware. The sales were made to existing stockholders and other persons who were familiar with the Company. The Company believes that the offering was exempt from registration under the Securities Act by reason of Section 4(2) thereof or Regulation D promulgated thereunder, as a non-public sale of securities. The investors were: [These charts appear not to have been included Page II-3 to II-4. We will include these charts in our next Amendment if it is the instruction of SEC to do so. We offer our apologies for this error.]

Edward Azarian
Jaye Aerenson
Richard Coleman
Frank Consolo
Duane Fluegge
Marc Furon
John Gravina
Samuel Gravina
Gary Groenenberg
Mark Harris
Steven Hernandez
Virginia Lyon
David Mann
Ralph Matheson
Howard Pollack
Jonathan Port
E.W. Proctor
Robert Reed Jr.
Kimberly Romberger
Larry Sanders
Kelly Ray Sell
Robert Shields
Stephen Thomas
Cheyanne & Jordon Wingate
Paul M.V. Worland
Patty Johnson

Horwitz & Cron

United States Securities and Exchange Commission
Attn: H. Christopher Owings, Assistant Director ~ Office of Small Business
Responsive Letter of February 18, 2005 to SEC Comments
RE:  REED’S, INC., a Delaware corporation
    Registration Statement on Form SB-2
    SEC File No.: 333-120451 ~ Filed November 12, 2004

Also at this time, a number of holders of our debt indicated their willingness to convert a total of $255,000 of debt into 25,500 shares of Series A convertible preferred stock at a price of $10.00 per share. This offering was completed in October 2004, after the Company filed the Certificate of Designations creating the Series A convertible preferred stock with the Secretary of State of Delaware. The Company believes that the offering was exempt from registration under the Securities Act by reason of Section 4(2) thereof or Regulation D promulgated thereunder, as a non-public sale of securities. The debt holders that have converted are:

William Robertson
David Robinov
Jason Robertson
Dan and Lizanne Keay
Shane Milligan
Bill and Karann Milligan
Shannon Milligan
Brant Milligan
Bill Milligan
Shallee Milligan

Financial Statements, page F-I

53.   In accordance with Item 310(g) of Regulation S-B, if required financial statements are as of a date 135 days or more prior to the date a registration statement becomes effective, the financial statements should be updated to include financial statements for an interim period ending within 135 days of the effective date ( Please update as necessary).

In response to this Comment, we will provide updated financial information upon our next filing and Edgar submission.

Audit Report, page F-2

54.   Please obtain and file a revised audit report that indicates that the audit was conducted in accordance with the standards of the PCAOB- Your auditor may not '' See modify the language to refer to the PCAOB's ''audit standards. Commission Release 34-49707 dated May 14, 2004 and PCAOB Release 2003- 025 (particularly Section B.2) issued December 17, 2003 for guidance.

We will provide such a report upon submission of our audited financial statements.

Horwitz & Cron

United States Securities and Exchange Commission
Attn: H. Christopher Owings, Assistant Director ~ Office of Small Business
Responsive Letter of February 18, 2005 to SEC Comments
RE:  REED’S, INC., a Delaware corporation
    Registration Statement on Form SB-2
    SEC File No.: 333-120451 ~ Filed November 12, 2004

Balance Sheets, page F-3

55.   You indicate on page F-19 that the necessary filings to create the prefer-red stock under Delaware law had not yet been completed as of June 30, 2004. Tell us your basis for classifying proceeds received prior to issuance of preferred stock as a liability. It appears that this transaction is analogous to a stock subscription arrangement, which requires equity presentation. If your classification is due to the pending resolution of Delaware filing issues tell us whether such filings have been completed as of September 30, 2004. To the extent you revise your balance sheet, please also revise your calculation of net tangible book value and related per share amounts f6r dilution purposes on page 13.

The Company sold shares of preferred stock that had not been authorized in it’s corporate charter. Subsequently, it filed for an amendment to the charter with the State of Delaware that became effective on November 11, 2004. The Company received funds from investors for the sale of the preferred convertible stock, but did not have the ability to issue those shares until such time as they became effective with the filing of State of Delaware. Thus on the advice of counsel and agreement with the Company’s auditors it was decided to reflect the proceeds received from the investors as a liability until the Company received the proper notification from the Secretary of State of Delaware that the shares have become properly authorized.

As stated above, the notification came subsequent to September 30, 2004 and thus the reflection of the proceeds received from the investors as a continued liability until the fourth quarter of the current year. It is the position of the Company and it’s counsel that this should be treated as a liability since there is nothing to issue to the investors in the way of a stock certificate until properly authorized by the State of Delaware. The footnote regarding this matter has been changed to address this in the subsequent events note. The Company has issued the shares as of the date of this correspondence and there will be no liability reflected in our annual report.

56.   Notwithstanding the preceding comment, we encourage you to revise the stockholders' equity section to include a description of the key terms of your preferred stock similar to your disclosure for common stock.

In response to this comment, the updated Financial Statements as of December 31, 2004 will include a description of the key terms of the preferred stock.

Notes to Financial Statements, page F-7

57.   Please confirm to us that you do not prepare discrete financial information for your beverages, candies and ice cream businesses, or tell us why you do not have more than one reportable segment under SFAS 13 1.

Horwitz & Cron

United States Securities and Exchange Commission
Attn: H. Christopher Owings, Assistant Director ~ Office of Small Business
Responsive Letter of February 18, 2005 to SEC Comments
RE:  REED’S, INC., a Delaware corporation
    Registration Statement on Form SB-2
    SEC File No.: 333-120451 ~ Filed November 12, 2004

We do not prepare discrete financial information for any of our product segments. See our response to Comment number 58 below as further clarification of this response.

58.   Revise your filing to provide the product line revenue disclosure required by paragraph 37 of SFAS 131.

The following is in response to Comment numbers 57 and 58:

Reed’s does not prepare discrete financial statements at all.

In FASB Statement #131 paragraph 10 dealing with the definition of Operating Segments an operating segment is defined as meeting three tests. (1) An entity that earns revenue and incurs expenses relating to transactions with other components of the same enterprise, (2) Operating results of the segments are regularly reviewed by the entity’s chief decision maker to make decisions about resources to be allocated to the segment and assess performance, and (3) For which discrete financial information is available. The sales of candies and ice cream have no discrete financial information within the Company and in fact neither the sales of these items nor any costs associated with them are tracked separately within the accounting system.

Paragraph 18 of FASB Statement #131 places a quantitative threshold for which an enterprise to report separately information about an operating segment. That threshold is 10% or more of reported revenue to sales to external customers and intersegment sales or transfers of all operating segments, or assets of the operating segments are 10% or more of the entity’s combines assets or the absolute amount of the segment’s profit or loss is 10% or more of the greater, in absolute amount, of 1.) the combined reported profit of all operating segments that did not report a loss of 2.) the combined reported loss of all operating segments that did report a loss. It is management’s belief that the revenue from the sales of candies or ice cream constitute 10% or more of the total combined sales of the entity. Because there are no discrete financial statements prepared for the sales of candies and ice cream it can not be determined if the requirement of the combined loss is met, and there are no assets other than immaterial inventory that can be associated directly with these items.

Paragraph 37 of FASB Statement #131 governs information about the products and services. It states that an entity is not required to report the revenues from external customers for each product and service or each group of similar products if it is impractical to do so. Since no discrete financial information is provided in the company’s accounting system to provide this information, it would be impractical for the Company to provide this information. Thus it is disclosed in the financials in the Operations and Summary of Significant Accounting Policies as required by paragraph 37 of FASB Statement 131 under the caption of Reporting of Segments of the Company.

Horwitz & Cron

United States Securities and Exchange Commission
Attn: H. Christopher Owings, Assistant Director ~ Office of Small Business
Responsive Letter of February 18, 2005 to SEC Comments
RE:  REED’S, INC., a Delaware corporation
    Registration Statement on Form SB-2
    SEC File No.: 333-120451 ~ Filed November 12, 2004

Note 1. Operations and Summary of Significant Accounting Policies, F-7

59.   Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include within operating expenses, In doing so, please disclose specifically whether you include purchasing and receiving costs, inspection costs, warehousing costs, freight costs, internal transfer costs and the other costs of your distribution network in cost of sales. To the extent you believe it would be material to an investor's comparison of your operating results to others in your industry, you should quantify in MD&A the amount of these costs excluded from cost of sales.

All costs associated with the purchase, production and distribution of the inventory is included in the Cost Of Goods Sold section of the Statement Of Operations. In response to this Comment, the disclosures as of December 31, 2004 will be updated to reflect this information. A Cost Of Sales section will be added to the Operations and Summary of Significant Accounting Policies footnote.

Note IC. Accounts Receivable, page F-7

60.   You refer to an allowance for slotting fees, which appears to be separate from the allowance for doubtful accounts and sales returns, Tell us More about this allowance including the amount reserved at each balance sheet date and how the amounts were determined. Tell us whether the allowance relates to an asset account and if so, the nature and amount of the asset and where the asset is classified on your balance sheet. Tell us what consideration was given to the requirements of EITF 01-09. We may have further comments.

The reference in the footnote pertaining to slotting fees was included in error and will be deleted from the Company’s revised SB-2 filing.

The fact is that we do not maintain an allowance for slotting fees in the books and records of the Company. Please note that our previous SB-2 filing did not contain this reference to slotting fees allowance.

Note I D. Property and Equipment and Related Depreciation, F-7

Horwitz & Cron

United States Securities and Exchange Commission
Attn: H. Christopher Owings, Assistant Director ~ Office of Small Business
Responsive Letter of February 18, 2005 to SEC Comments
RE:  REED’S, INC., a Delaware corporation
    Registration Statement on Form SB-2
    SEC File No.: 333-120451 ~ Filed November 12, 2004

61.   Included in this note is discussion of your impairment policy including the impairment policy for finite lived intangible assets and indefinite lived intangible assets. Please clarify the heading to the note, or revise to provide your impairment policy for intangible assets under a separate heading.

In response to this Comment, the footnotes have been revised. The impairment policy for property and equipment and intangible assets have been separated to footnotes 1D and 1E, respectively.

Note I K. Stock Options, F-9

62.   Paragraph 2e of SFAS 148 states ''regardless of the method used to account for stock-based employee compensation arrangements, the financial statements of an entity shall include the disclosures specified in paragraphs 46-48. All entities shall disclose the following information in the ''Summary of Significant Accounting Policies'' or its equivalent.'' Please move the information required by paragraph 2e(c) of SFAS 148 that is currently included in note 10 to note IK.

The required information has been moved to 1K and deleted from note 10 in response to this Comment.

Note IM. Advertising Costs, F- I

63.   Please clarify the heading to the note to include reference to promotional allowances, or revise to provide your discussion of promotional allowances under a separate beading.

The reference to promotional allowances has been deleted. The Company does not engage in this type of activity.

64.   Please clarify your accounting for marketing and indirect advertising promotional allowances. Specifically address whether the costs are included in selling expenses, reflected as a reduction of sales, or both. Tell us, and disclose in MD&A, to the extent material, the amounts of promotional allowances classified in each financial statement line item. Support your classification with reference to EITF 0 1-09.

As stated above the company does not engage in providing promotional allowances described in EITF 01-09. The Company’s marketing efforts are straight forward. When it decides to promote a product it will does so with direct adverting in certain publications and will expense those costs. When it provides “incentives” to distributors and retailers it will do so by reducing the sales price of the products sold. In these instances the “sales allowance” is directly reflected as a reduction in the sales price, thereby reducing revenue directly.

Horwitz & Cron

United States Securities and Exchange Commission
Attn: H. Christopher Owings, Assistant Director ~ Office of Small Business
Responsive Letter of February 18, 2005 to SEC Comments
RE:  REED’S, INC., a Delaware corporation
    Registration Statement on Form SB-2
    SEC File No.: 333-120451 ~ Filed November 12, 2004

Note 4. Intangible Assets, F-12

65.   Your other intangible assets include packaging design costs. Please explain the nature of these costs and reference to authoritative guidance to support the capitalization of the costs.

The product design costs relate to costs incurred in creating the packing and labeling of our products. Since these designs have a useful life in excess of one year, the costs associated with these designs have been capitalized. They are amortized over their estimated useful lives, ranging from 5 to 10 years. If a design is changed sooner than the useful life of a related design, the unamortized cost of the related design is expensed.

Note 7. Long-Term Debt, page F-1

66.   Please tell us how you calculated the $383,000 current portion of long-term debt. In this regard we note that the $ 304,000 due to investors, $ 100,000 note payable related to a business acquisition and $9,000 demand note payable should be classified as current as payment in full is due in less than 12 months, or on demand. With respect to the $304,000 due to investors we understand that you are negotiating for an extension of the due date for the unpaid amount. Absent a written agreement extending the due date to a date at least 12 months beyond the most recent reporting period, such debt should be classified as current. In addition, the building improvement loan, and notes payable for automobiles should be separated into current and non-current portions. Revise your filing accordingly or tell us why no revision is necessary.

Current portion consists of the following:

Note payable related to business acquisition	$100,000
Demand Note	9,000
Due to Investors	224,000
Current portion of building loan and building improvements loan	23,000
Current portion of vehicle loans	27,000
Total	$383,000

The $304,000 of investor loans can be carved into two parts. The first part relates to the investors willing to convert their debt to preferred stock. Those notes total $224,000.

Horwitz & Cron

United States Securities and Exchange Commission
Attn: H. Christopher Owings, Assistant Director ~ Office of Small Business
Responsive Letter of February 18, 2005 to SEC Comments
RE:  REED’S, INC., a Delaware corporation
    Registration Statement on Form SB-2
    SEC File No.: 333-120451 ~ Filed November 12, 2004

The remaining $80,000 of notes have been extended to June 21, 2006. The footnote disclosures for the extension of the debt agreement will be revised in the updated footnotes.

We believe the classification and presentation of the current portion of long-term debt is correct and the filing should not be revised for these items.

Note 10. Stock Options and Warrants, F-16

67.   The first table in the note includes 2002 stock option activity. Please update the introduction to the table to include reference to 2002 stock option activity.

In response to this Comment, we have revised the sentence at the end of the third paragraph reflecting the stock option activity in 2002.

Horwitz & Cron

United States Securities and Exchange Commission
Attn: H. Christopher Owings, Assistant Director ~ Office of Small Business
Responsive Letter of February 18, 2005 to SEC Comments
RE:  REED’S, INC., a Delaware corporation
    Registration Statement on Form SB-2
    SEC File No.: 333-120451 ~ Filed November 12, 2004

68.   The note states ''the weighted average grant date fair value of the stock options granted during 2002 was $0.78'' The first table in the note indicates that no stock options were granted during 2002. Also, based on review of the previously filed SB-2 55,000 stock options were exercisable at December 31, 2001. Please revise or advise.

In response to this Comment, we have amended the Table to show 55,000 of options at January 1, 2002 and to show the issuance of the 17,500 of options during 2002.

69.   The warrants section of the note states that you ''issued 848,876 warrants in connection with the issuance of $420,000 of debt.'' Based on review of the warrants section of this note, Note 7 and your December 2002 registration statement on Form SB-2 Note I it appears that only 420,000 warrants are related to the issuance of debt. The remainder appears to relate to issuances of common shares, payment for consulting services, etc. Please revise your filing to clarify the transactions that gave rise to the issuance of warrants.

In response to this Comment, the Table was changed to reflect that only 420,000 warrants were issued for the conversion of the debt.

It is the Company’s intention to file a complete Registration Statement with Financial Statements upon completion of its audit. It is our understanding that the Commission will provide the Company with an informal reply to this response correspondence in order to facilitate the review of the Company’s Registration Statement.

Sincerely,

Horwitz & Cron

Lawrence W. Horwitz/sm

Lawrence W. Horwitz
LWH:sm

Cc: Client